UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Esmark Incorporated

(Name of Subject Company)

Esmark Incorporated

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

296475106

(CUSIP Number of Class of Securities)

James P. Bouchard

Chairman and Chief Executive Officer

1134 Market Street

Wheeling, WV 26003

(304) 234-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Scott E. Westwood, Esq.

McGuireWoods LLP

625 Liberty Avenue, 23rd Fl.

Pittsburgh, Pennsylvania

(412) 667-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements Items 8 and 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2008 (the “Schedule 14D-9”), by Esmark Incorporated, a Delaware corporation (“Esmark” or the “Company”), relating to the tender offer (the “Severstal Offer”) made by OAO Severstal, a Russian joint stock company (“Severstal”) on behalf of its indirect, wholly-owned subsidiary to be formed before the expiration of the Severstal Offer under the laws of the State of Delaware (“Purchaser”), disclosed in a Tender Offer Statement on Schedule TO filed with the SEC on May 30, 2008 (as the same may be amended from time to time, the “Schedule TO”), to purchase for cash all of the issued and outstanding shares of common stock of the Company, $0.01 par value per share (the “Shares”), at a price of $17.00 per Share in cash, without any interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 30, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and, in each case, any amendments and supplements thereto, the “Severstal Offer”) included in the Schedule TO. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(B) and (a)(1)(C), respectively, and are incorporated herein by this reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 hereby is amended and supplemented by adding the following paragraphs at the end thereof:

Stockholders Rights Agreement.

On June 12, 2008, the Board adopted a stockholder rights plan and declared a distribution of one right (a “Right”) for each outstanding Share to stockholders of record at the close of business on June 13, 2008 and for each Share issued by the Company thereafter. Each Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-thousandth of a share (a “Unit”) of Series A Junior Preferred Stock, par value $0.01 per share (the “Preferred Shares”), at a price of $60.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of June 13, 2008 (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A.

Under the terms of the Rights Agreement, if a person or group acquires 15% or more of the outstanding Shares (a “Triggering Event”), each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right’s then-current exercise price, a number of Shares having a market value of twice such exercise price. In addition, if the Company is acquired in a merger or other business combination transaction after a person or group has acquired 15% or more of the Company’s outstanding Shares, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right’s then-current exercise price, a number of the acquiring company’s common shares having a market value of twice such price. Notwithstanding the above, an acquisition of 15% or more of the outstanding Shares will not constitute a Triggering Event if it results solely as a result of: (i) the consummation of a tender offer or other acquisition transaction made by the USW or its permitted transferee or assignee pursuant to the right to bid provisions of the BLA if applicable to the Company and approved by the Board, (ii) the consummation of a tender offer for which the Company has made a favorable recommendation to its shareholders pursuant to Rule 14d-9 of the Exchange Act, or (iii) the consummation of a tender offer for which the Company has not made a favorable recommendation to its shareholders pursuant to Rule 14d-9 of the Exchange Act, provided that any tender offer described in this clause (iii) has been consummated (A) at a time when there is at least one other bid or proposal to acquire the Company pending and (B) at least 21 business days after the later of (x) the expiration of any right to bid periods provided in the BLA with respect to such tender offer and all other such bids or proposals and (y) the USW entering into successorship agreements under the BLA, or agreeing to waive the applicability of such provisions of the BLA, with the person making such tender offer and with all other persons whose bids or proposals to acquire the Company are pending.

Copies of the Rights Agreement and the form of Certificate of Designation for the Preferred Shares have been filed with the SEC as exhibits to a Registration Statement on Form 8-A, dated June 13, 2008, and are incorporated herein by reference.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 hereby is amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(e)(20)	Rights Agreement, dated as of June 13, 2008 by and between Esmark Incorporated and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form 8-A, filed with the SEC on June 12, 2008)

(e)(21)	Form of Certificate of Designation (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form 8-A, filed with the SEC on June 13, 2008)

(e)(22)	Press release issued by Esmark, dated June 13, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ESMARK INCORPORATED

By:	/s/ James P. Bouchard
Name: Title	James P. Bouchard Chairman, Chief Executive Officer and Director

Dated: June 13, 2008